Exhibit 4.3

FIRST AMENDMENT TO THE COOL HOLDINGS, INC.
AMENDED AND RESTATED 2015 EQUITY INCENTIVE PLAN

This FIRST AMENDMENT TO THE COOL HOLDINGS, INC. AMENDED AND RESTATED 2015 EQUITY INCENTIVE PLAN (this “Amendment”), dated as of December 13, 2019, is made and entered into by Cool Holdings, Inc., a Maryland corporation (the “Company”). Capitalized terms used in this Amendment that are not otherwise defined herein shall have the meanings ascribed to such terms in the Company’s Amended and Restated 2015 Equity Incentive Plan (the “Plan”).

WHEREAS, the Company adopted the Plan on January 3, 2019, to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and its Related Companies by providing them with the opportunity to acquire a proprietary interest in the Company and to align their interests and efforts with the long-term interests of the Company’s stockholders;

AND WHEREAS, pursuant to Section 17.1 of the Plan, the Board or the Compensation Committee may, at any time and from time to time, amend, suspend or terminate the Plan;

AND WHEREAS, by unanimous written consent dated November 3, 2019, the Board approved an increase in the number of shares authorized for issuance under the Plan from 1,980,749 shares of Common Stock to 16,980,749 shares of Common Stock;

AND WHEREAS, at the annual meeting of stockholders held on November 29, 2019, a majority of the outstanding shares represented in person or by proxy, and entitled to vote thereon, ratified the Amendment;

AND WHEREAS, the Company desires to amend the Plan to reflect this increase in the number of shares of Common Stock authorized for issuance under the Plan;

NOW, THEREFORE, the Plan is hereby amended as follows:

1. Section 4.1 of the Plan is hereby amended and restated in its entirety to read as follows:

“4.1Authorized Number of Shares.

Subject to adjustment from time to time as provided in Section 15.1, the number of shares of Common Stock available for issuance under the Plan shall be:

(a) 16,980,749 shares; plus

(b) up to 38,347 shares subject to outstanding awards under the 2006 Equity Incentive Plan (the “Prior Plan”) as of the Effective Date that cease to be subject to such awards following the Effective Date (other than by reason of exercise or settlement of the awards to the extent they are exercised for or settled in vested or nonforfeitable shares), which shares shall cease to be set aside or reserved for issuance pursuant to the Prior Plan as of the date upon which they cease to be so subject to such awards and shall instead be set aside and reserved for issuance pursuant to the Plan.

Shares issued under the Plan shall be drawn from authorized and unissued shares or shares now held or subsequently acquired by the Company as treasury shares, if applicable.”

2.This Amendment shall be and is hereby incorporated in and forms a part of the Plan.  All other terms and provisions of the Plan shall remain unchanged except as specifically modified herein.